SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR September 5th, 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.1                     Description

                                 Press Release Peter Lehmann Wines holdings
                                 Dated 5 September, 2003








Discussions in relation to holding in Peter Lehmann Wines Limited


Allied Domecq PLC (Allied) notes the announcement to the Australian Stock Exchange on 29 August 2003 by the Hess Group A.G. that it proposes, through an Australian subsidiary, to make a conditional cash takeover bid for all of the shares in Peter Lehmann Wines Limited (Peter Lehmann Wines) that it does not already own.

Allied is the largest shareholder in Peter Lehmann Wines, with a holding of 14.53% of the issued ordinary shares in the company.

Allied confirms that it is presently seeking the opportunity to discuss with the Board of Peter Lehmann Wines its options regarding its holding in the company. The matters which Allied is seeking to discuss include, inter alia, the possibility of Allied making a competing offer for Peter Lehmann Wines. However, at this time, Allied has not made any decision about making such an offer.

Allied will make a further announcement in relation to its holding in Peter Lehmann Wines in due course.


Further information


UK                                                      Australia
Stephen Whitehead                                       Jane Mussared
Allied Domecq Director of Corporate Affairs             Mussared Communications
+44 (0) 20 7009 3927                                    +61 404 852813

Anthony Cardew                                          Jen Horrigan
Cardew & Co.                                            Savage & Horrigan
+44 (0) 20 7930 0777                                    +61 2 9268 1501


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

5 September, 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary